Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Successor
Year Ended
December 31, 2017
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (135,618)
Fixed charges	76,807
Minority interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (58,811)

Fixed Charges
Interest expense	$ 76,441
Portion of rental expense representative of the interest factor	366
Total fixed charges	$ 76,807

Ratio of earnings to fixed charges (a)	-

(a) For the year ended December 31, 2017 earnings were not sufficient to cover fixed charges by approximately $135.6 million.